Rule 253(g)(2)

File No. 024-11007

Supplement, Dated April 9, 2021, to the Offering Circular

Dated August 10, 2020

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

MED-X, INC.

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

www.MEDX-RX.com

$10,000,000

11,500,000 Shares of Common Stock at $0.80 per Share by the Company

1,000,000 Shares at $0.80 per Share by Selling Security Holders

Minimum Investment: 525 Shares ($420)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING. WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

Title of each class of securities to be registered	Maximum Number of Shares to be offered	Proposed offering price per share	Proposed maximum aggregate offering proceeds	Commissions and Discounts(1)	Proceeds to Company or Seller(2)

Common Stock offered by the Company	11,500,000	$0.80	$9,200,000	(1)	$9,200,000
Common Stock offered by the Selling Security Holders	1,000,000	$0.80	$800,000	(1)	$800,000

This offering will terminate on August 12, 2021, unless terminated sooner by us in our sole discretion regardless of the amount of capital raised, or upon the sale of all securities offered by this Offering Circular (the “Sales Termination Date”). There is no minimum capital required from this offering, and therefore an initial closing and release of funds from the subscription escrow account established for the offering may occur at any funding amount. Funds released from escrow will be deposited directly into the Company’s operating account for immediate use by it, or into the subscription account for the Selling Security Holders, as the case may be, with no obligation to refund subscriptions.

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(1)

This Offering Circular covers a continuation of the offering which commenced on August 12, 2019. On or about March 9, 2021, we terminated our Engagement Agreement, as amended on or about July 15, 2019, with HB Securities, LLC (formerly named NMS Capital Advisors LLC) (“HB Securities”), a registered broker/dealer licensed with the Financial Industry Regulatory Authority (“FINRA”), and entered into an Engagement Agreement with Dalmore Group, LLC, a registered broker/dealer licensed with FINRA, to act as our broker/dealer of record BDOR (the “BDOR”), effective as of March 3, 2021. As of the date of the termination of our Engagement Agreement with HB Securities, we have sold 1,986,325 shares of our common stock pursuant to this offering and HB Securities earned commissions in the amount of $48,880.83. In consideration for its services, our new BDOR will receive a selling commission equal to one hundred (100) basis points (one percent (1%) on the aggregate amount raised by the Company during the term of its engagement with the Company, commencing after FINRA issues a No Objection Letter to Dalmore Group permitting it to act as the BDOR for us on the terms outlined in its engagement agreement.Dalmore will also receive an additional 7% commission on investors that are specifically introduced by Dalmore or brought through the “Dalmore” Broker Dealer syndication to Med-X, Inc. The Company has also agreed to advance our new BDOR $5,000 for out-of-pocket expenses and pay the BDOR a one-time consulting fee in the amount of $20,000. The BDOR has entered into a subscription escrow agreement with Prime Trust, LLC (the “Escrow Agent”) where all investor subscription funds from any source will be deposited pending each closing during the offering. The frequency of closings will be determined by agreement of the Company and the BDOR and transmitted to the Escrow Agent by written notice executed by both the Company and the BDOR. We terminated our Posting Agreement with StartEngine Crowdfunding, Inc. in January 2020, and now directly host the portal on which this offering is being made. We pay fees to the Escrow Agent. We indemnify participating broker-dealers and others with respect to disclosures made in the Offering Circular.

(2)

The amounts shown are before deducting organization and offering costs to us, which include posting and administrative fees charged by StartEngine through termination of its Posting Agreement with us in January 2020, escrow fees, and legal, accounting, printing, due diligence, marketing, consulting, selling commissions, blue sky compliance, and other costs incurred in the offering of the shares. We estimate total offering costs to be approximately 9.1% of total offering proceeds, assuming that an average of two percent (2%) selling commission applies to the gross proceeds of the offering raised while NMS Capital was the Selling Agent, and a one percent (1%) selling commission plus the above referenced one-time fees with Dalmore Group as a new BDOR. See “USE OF PROCEEDS” and “PLAN OF DISTRIBUTION.”

(3)

The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers. “TERMS OF THE OFFERING.”

THIS OFFERING IS HIGHLY SPECULATIVE AND THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” ON PAGE 18.

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

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THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

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PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

PLAN OF DISTRIBUTION

Engagement Agreement

On March 3, 2021, Med-X, Inc. executed a new Broker Dealer Agreement with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA and the Securities Investor Protection Corporation (“SIPC”) pursuant to which Dalmore has agreed to provide or arrange certain compliance and administrative services for Med-X’s Regulation A+ Offering, including interaction with Prime Trust, LLC who is the escrow agent. Until Med-X, Inc. files a 253(g)(2) with the SEC and until FINRA issues a No Objection Letter to Dalmore permitting it to act as the BDOR for Med-X, Inc. on the terms outlined in its Engagement Agreement Med-X, Inc. will continue to operate under its current Engagement Agreement with HB Securities, LLC (formerly known as NMS Capital Advisors, LLC) (“Investment Bank” or “NMS”), a registered broker dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (“FINRA”) dated April 29, 2019. Once Dalmore receives a No Objection Letter from FINRA, Med-X, Inc. will notify HB Securities, LLC of a termination date.

Under the terms of the Dalmore Engagement Agreement, the Company has agreed to pay the BDOR a commission and fee equal to (1) an initial advance payment for out-of-pocket expenses in the amount of $5,000, (2) a one-time consulting fee in the amount of $20,000, payable immediately after FINRA issues a No Objection Letter permitting Dalmore Group to act as the BDOR for the Company in place of NMS Capital Advisors, and (3) a selling commission equal to one hundred (100) basis points (i.e., one percent (1%) on the aggregate amount raised by the Company during the term of the Dalmore Engagement Agreement commencing after FINRA issues a No Objection Letter accepting the new BDOR. Dalmore will also receive an additional 7% commission on investors that are specifically introduced by Dalmore or brought through the “Dalmore” Broker Dealer syndication to Med-X, Inc. On April 6, 2021, Dalmore received a No Objection Letter from the Financial Industry Regulatory Authority (“FINRA”) and Med-X, Inc. notified HB Securities, LLC of the termination date.

The BDOR and participating broker-dealers, if any, and others shall be indemnified by the Company with respect to the offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

This summary of the material provisions of the Dalmore Engagement Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Dalmore Engagement Agreement is filed herewith.

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